
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 2, 2012



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)


Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)


(423) 510-7000
(Registrant's telephone number, including area code)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

Effective November 2, 2012, the Company and certain of its subsidiaries entered into that certain First Amendment to Credit Agreement dated as of November 2, 2012 (the "First Amendment to Wells Fargo Credit Agreement"), with respect to the Existing Credit Agreement dated as of September 13, 2012 (as defined in the First Amendment to Wells Fargo Credit Agreement); and that certain First Amendment to Credit Agreement dated as of November 2, 2012 (the "First Amendment to Wells Fargo Capital Finance Credit Agreement"), with respect to the Existing Credit Agreement dated as of September 13, 2012 (as defined in the First Amendment to Wells Fargo Capital Finance Credit Agreement).

Each of the First Amendment to Wells Fargo Credit Agreement and the First Amendment to Wells Fargo Capital Finance Credit Agreement amended the respective Existing Credit Agreements to modify the definitions of EBITDA, Net Income and Permitted Purchase Money Indebtedness to effectively exclude up to $2,000,000.00 of costs related to the Company's purchase of a continuous dyeing facility, including continuous dye line equipment and related real estate. The purchase was financed by the Seller.

Additionally, effective November 2, 2012, Wells Fargo Capital Finance LLC, as agent, and Wells Fargo Bank, N.A. as agent, entered into an Intercreditor Agreement with the Dixie Group, Inc. and certain of its subsidiaries and Lineage PCR, Inc. (as Seller) to effectively subordinate the interests of the lenders under the Wells Fargo Capital Finance Existing Credit Agreement and the Wells Fargo Bank Existing Credit Agreement to the interests of the Seller, and to facilitate the Seller financing of the sale of the Colormaster Facility.

Item 8.01   **Other Events.**

The Dixie Group, Inc. has announced that it has acquired the Colormaster carpet dyeing facility in Calhoun, Georgia from Lineage PCR, Inc.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits
(99.1)   Press Release dated November 5, 2012.

(d)   Exhibits
10.01   First Amendment to Credit Agreement dated as of November 2, 2012, by and among The Dixie Group, Inc. certain of its subsidiaries and Wells Fargo Bank, N.A. as Agent and the persons identified as Lenders therein.

10.02   First Amendment to Credit Agreement dated as of November 2, 2012, by and among The Dixie Group, Inc. certain of its subsidiaries and Wells Fargo Capital Finance, LLC as Agent and the persons identified as Lenders therein.

10.03   Intercreditor Agreement dated as of November 2, 2012 by and among Wells Fargo Capital Finance, LLC and Wells Fargo Bank, N.A as agents and The Dixie Group, Inc. and certain of its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2012

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner
Chief Financial Officer

<u>Exhibit 99.1</u>



CONTACT: Jon Faulkner
Chief Financial Officer
706-876-5814
jon.faulkner@dixiegroup.com

THE DIXIE GROUP ACQUIRES COLORMASTER FACILITY

CHATTANOOGA, Tenn. (November 5, 2012) -- The Dixie Group, Inc. (NASDAQ: DXYN) today announced that on Friday, November 2, 2012, the Company acquired the Colormaster carpet dyeing facility in Calhoun, Georgia from Lineage PCR, Inc.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, Masland Contract and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

Exhibit 10.1


FIRST AMENDMENT TO CREDIT AGREEMENT


THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment"), dated as of November 2, 2012, is entered into by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Dixie"), **CANDLEWICK YARNS, LLC**, an Alabama limited liability company ("Candlewick"), **FABRICA INTERNATIONAL, INC.**, a California corporation ("Fabrica"), **MASLAND CARPETS, LLC**, a Georgia limited liability company ("Masland"; together with Dixie, Candlewick and Fabrica, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), **THE PERSONS IDENTIFIED AS THE LENDERS ON THE SIGNATURE PAGES HERETO** (the "Lenders"), and **WELLS FARGO BANK, N.A.**, a national banking association, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, "Agent").


W I T N E S S E T H:


WHEREAS, pursuant to the Credit Agreement, dated as of September 13, 2011 (as amended, restated, supplemented, or otherwise modified prior to the date hereof, the "Existing Credit Agreement") among Borrowers, the Lenders, and the Agent, the Lenders have extended commitments to make certain credit facilities available to the Borrowers; and

WHEREAS, the Borrowers have requested that the Lenders and the Agent enter into this Amendment to make certain changes to the Existing Credit Agreement effective on (and subject to the occurrence of) the First Amendment Effective Date; and

WHEREAS, the Agent and the Lenders are willing to amend the Existing Credit Agreement as set forth below.

NOW, THEREFORE, in consideration of the agreements herein contained and other good and valuable consideration, the parties hereby agree as follows:


PART I

DEFINITIONS


SUBPART 1.1. Certain Definitions. Unless otherwise defined herein or the context otherwise requires, the following terms used in this Amendment, including its preamble and recitals, have the following meanings:

"Amended Credit Agreement" means the Existing Credit Agreement as amended hereby.

"First Amendment Effective Date" shall have the meaning set forth in Subpart 3.1.

SUBPART 1.2. Other Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, have the meanings provided in the Amended Credit Agreement.


PART II

AMENDMENTS


SUBPART 2.1. Amendment to Schedule 1.1 (Definitions). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Schedule 1.1 of the Existing Credit Agreement is amended by amending and restating the defined terms "EBITDA" and "Net Income" as follows:

"EBITDA" means, with respect to any fiscal period, the Net Income of Borrowers and their Subsidiaries plus Interest Expense, income taxes, and depreciation and amortization for such period, in each case as Net Income and such other items are determined on a consolidated basis in accordance with GAAP; provided, that, (a) in the case of the calculation of EBITDA for any fiscal period that includes one or more fiscal months ended prior to the date of the Agreement, EBITDA for such fiscal month(s) ended prior to the date of the Agreement shall be as listed on Schedule E-1, (b) for the purposes of calculating EBITDA for any period of 12 consecutive fiscal months (each, a "Reference Period"), if at any time during such Reference Period (and after the Closing Date), Borrowers shall have made a Permitted Acquisition, EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto (including pro forma adjustments arising out of events which are directly attributable to such Permitted Acquisition, are factually supportable, and are expected to have a continuing impact, in each case to be mutually and reasonably agreed upon by Borrowers and Agent) or in such other manner acceptable to Agent as if any such Permitted Acquisition or adjustment occurred on the first day of such Reference Period, and (c) in the case of the calculation of EBITDA for any Reference Period that includes one or more of the first eighteen fiscal months ended immediately after the First Amendment Effective Date, EBITDA for such Reference Period shall be increased by up to $2,000,000 of Permitted Restructuring and Startup Costs actually incurred related to the ColorMaster Purchase during such Reference Period. For purposes of this paragraph, "Permitted Restructuring and Startup Costs" means expenses involving the termination of associates as a result of the effects of the ColorMaster Purchase at any of Borrowers' facilities, the excess cost as measured by the Borrowers' departmental variance analysis for all of Borrowers' dyeing and finishing operations, including the acquired ColorMaster dye house, outside processing costs required as a result of the integration of the ColorMaster dye house into Borrowers' facilities, excess freight costs or savings thereof, costs associated with termination of utilities or energy supplies at any of Borrowers' facilities as a result such integration of the ColorMaster dye house, and any other of such expenses so approved by the Lenders in their sole discretion.

"Net Income" means, with respect to any fiscal period, the net earnings (or loss) for such fiscal period of Borrowers and their Subsidiaries, as adjusted to reflect the add-back of the change in the LIFO reserve over the prior period, but excluding: (a) facility consolidation charges for periods prior to the Closing Date; (b) other non-cash charges (including, in the case of any fiscal period that includes one or more fiscal months ended prior to the First Amendment Effective Date, up to $2,000,000 of non-cash impairment charges for the Atmore facility for such period); (c) any pre-tax gain or loss arising from the sale or write-down of capital assets; (d) any pre-tax gain or loss arising from any write-up or write-down of assets or any write-down of goodwill during such period; (e) pre-tax earnings of any Subsidiary accrued prior to the date it became a Subsidiary; (f) non-cash pre-tax earnings or losses of any Person, substantially all the assets of which have been acquired in any manner by any Borrower, realized by such Person prior to the date of such acquisition; (g) net pre-tax earnings of any entity (other than a Subsidiary of a Borrower) in which any Borrower has an ownership interest unless such net pre-tax earnings have actually been received by a Borrower in the form of cash distributions; (h) any portion of the net pre-tax earnings of any Subsidiary which for any reason is unavailable for payment of distributions to a Borrower; (i) the pre-tax earnings of any Person to which any assets of a Borrower shall have been sold, transferred or disposed of, or into which a Borrower shall have merged, or been a party to any consolidation or other form of reorganization, prior to the date of such transaction; (j) any pre-tax gain arising from the acquisition of any Stock of any Borrower; and (k) any pre-tax gain or loss arising from extraordinary or non-recurring items or as otherwise agreed to by Agent as non-recurring, in each case as net earnings (or loss), the change in the LIFO reserve, and all such exclusions are determined on a consolidated basis in accordance with GAAP.

SUBPART 2.2. Amendment to Schedule 1.1 (Definitions). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Schedule 1.1 of the Existing Credit Agreement is amended by inserting the defined terms "ColorMaster Acquisition" and "First Amendment Effective Date" in proper alphabetical order as follows:

"ColorMaster Purchase" means the purchase by one or more Borrowers of the ColorMaster dye house located in Calhoun, Georgia, to be purchased on or about the First Amendment Effective Date.

"First Amendment Effective Date" means November 2, 2012.

SUBPART 2.3. ColorMaster Dye House; Seller Intercreditor Agreement. In connection with one or more Borrowers purchase of the ColorMaster dye house located in Calhoun, Georgia and related Equipment from Lineage PCR, Inc. (the "Seller") on or about the First Amendment Effective Date (the "ColorMaster Dye House Assets"), (a) Lenders acknowledge that Agent is entering into an intercreditor agreement with the Seller in substantially the form presented by Agent to Lenders prior to the date hereof (the "Seller Intercreditor Agreement"), (b) Lenders consent to the terms of the Seller Intercreditor Agreement, including, without limitation, Agent's agreement contained therein that it shall not have or take a Lien on any of the ColorMaster Dye House Assets until the payment and satisfaction of the ColorMaster Indebtedness, (c) Agent and Lenders agree that, notwithstanding any contrary terms set forth in the Amended Credit Agreement or any other Loan Document, the ColorMaster Dye House Assets shall not be subject to Agent's Liens until the payment and satisfaction of the ColorMaster Indebtedness, (d) Borrowers agree that they shall notify Agent in writing of the payment and satisfaction of the ColorMaster Indebtedness within 5 Business Days after the payment and satisfaction thereof, (e) Borrowers agree that all of the ColorMaster Dye House Assets shall automatically become subject to Agent's Liens upon the payment and satisfaction of the ColorMaster Indebtedness, regardless of whether Borrowers have provided Agent notice of such payment and satisfaction, and (f) Borrowers agree that, following the payment and satisfaction of the ColorMaster Indebtedness, they shall comply with all of the provisions of Section 5.12 of the Amended Credit Agreement with respect to the ColorMaster Dye House Assets within 10 days after Agent's request therefor.

PART III

CONDITIONS TO EFFECTIVENESS OF PART II

SUBPART 3.1. First Amendment Effective Date. Part II of this Amendment shall be and become effective as of the date hereof (the "First Amendment Effective Date"), subject to the conditions set forth in this Part III having been satisfied (it being understood and agreed that this Amendment may be executed and delivered in escrow pending release upon satisfaction of such conditions).

SUBPART 3.2. Execution of Term Amendment. The Agent shall have received fully executed counterparts of this Amendment.

SUBPART 3.3. Execution of Revolver Loan Amendment. The Agent shall have received fully executed counterparts of an amendment to the Revolver Loan Credit Agreement, in the form attached hereto as Exhibit A.

SUBPART 3.4. Seller Intercreditor Agreement. The Agent shall have received fully executed counterparts of the Seller Intercreditor Agreement.

PART IV

MISCELLANEOUS

SUBPART 4.1. No Additional Obligations. The Borrowers acknowledge and agree that the execution, delivery and performance of this Amendment shall not create (nor shall the Borrowers rely upon the existence of or claim or assert that there exists) any obligation of any of the Agent or Lenders to consider or agree to any other amendment of or waiver or consent with respect to the Amended Credit Agreement or any other instrument or agreement to which the Agent or any Lender is a party (collectively, an "Additional Amendment" or "Consent"), and in the event that the Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Amendment nor any other conduct of the Agent or the Lenders related hereto, shall be of any force or effect on the Lenders' consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.

SUBPART 4.2.   Acknowledgments and Stipulations. In order to induce Agent and Lenders to enter into this Amendment, each Borrower acknowledges, stipulates and agrees that (a) the Loan Documents executed by each Borrower are legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally; (b) the Liens granted by each Borrower to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (c) each of the recitals contained at the beginning of this Amendment is true and correct; and (d) prior to executing this Amendment, each Borrower consulted with and had the benefit of advice of legal counsel of their own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Amendment or any provision hereof.

SUBPART 4.3.   Cross-References. References in this Amendment to any Part or Subpart are, unless otherwise specified, to such Part or Subpart of this Amendment.

SUBPART 4.4.   References in Other Credit Documents. At such time as this Amendment shall become effective pursuant to the terms of Subpart 3.1, all references in the Existing Credit Agreement (including without limitation the Schedules thereto) to the "Agreement", and all references in the other Loan Documents to the "Credit Agreement", shall be deemed to refer to the Amended Credit Agreement.

SUBPART 4.5.   Representations and Warranties of the Borrowers. Each Borrower hereby represents and warrants that on the First Amendment Effective Date and after giving effect to the amendments and waivers contained herein: (a) the representations and warranties contained in Section 4 of the Amended Credit Agreement shall be correct in all material respects on and as of such date as though made on and as of such date and (b) no Default or Event of Default exists under the Amended Credit Agreement on and as of such date. Without limitation of the preceding sentence, each Borrower hereby expressly re-affirms the validity, effectiveness and enforceability of each Loan Document to which it is a party (in each case, as the same may be modified by the terms of this Amendment).

SUBPART 4.6.   Counterparts. This Amendment may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. THIS AMENDMENT SUPPLEMENTS, AND FORMS A PART OF, THE EXISTING CREDIT AGREEMENT, BUT (FOR THE AVOIDANCE OF DOUBT) THE PARTIES HERETO IN ANY EVENT SPECIFICALLY AGREE (WITHOUT LIMITATION OF THE FIRST PART OF THIS SENTENCE) THAT THE PROVISIONS OF SECTION 12 OF THE EXISTING CREDIT AGREEMENT APPLY TO THIS AMENDMENT, MUTATIS MUTANDIS.

SUBPART 4.7. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signatures on Next Page]

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:

THE DIXIE GROUP, INC.,
a Tennessee corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title:VP & CFO

CANDLEWICK YARNS, LLC.
an Alabama limited liability company

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

FABRICA INTERNATIONAL, INC.,
a California corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

MASLAND CARPETS, LLC,
a Georgia limited liability company

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

AGENT AND LENDERS:

WELLS FARGO BANK, N.A.,
a national banking association, as Agent and as a Lender

By: /s/ Bryan Hulker

Name: Bryan Hulker

Title: SVP

GUARANTOR'S ACKNOWLEDGEMENT

The undersigned, a guarantor of the "Obligations" of **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Dixie"), **CANDLEWICK YARNS, LLC**, an Alabama limited liability company ("Candlewick"), **FABRICA INTERNATIONAL, INC.**, a California corporation ("Fabrica"), **MASLAND CARPETS, LLC**, a Georgia limited liability company ("Masland"; together with Dixie, Candlewick and Fabrica, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), under and as defined in that certain Credit Agreement dated as of September 13, 2011 (as amended, restated, supplemented, or otherwise modified prior to the date hereof, the "Credit Agreement") among the Borrowers, the lenders party thereto (the "Lenders"), and **WELLS FARGO BANK, N.A.**, a national banking association, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent"), hereby (a) acknowledges receipt of the foregoing First Amendment Credit Agreement (the "Amendment"); (b) consents to the terms and execution thereof; (c) reaffirms its obligations pursuant to the terms of that certain Guaranty Agreement dated as of September 13, 2011 executed by the undersigned in favor of the Agent and Lenders (the "Guaranty"); and (d) acknowledges that the Agent and the Lenders may amend, restate, extend, renew or otherwise modify the Credit Agreement and any indebtedness or agreement of the Borrowers, or enter into any agreement or extend additional or other credit accommodations to the Borrowers, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty for the Borrowers' present and future Obligations. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

C-KNIT APPAREL, INC.,
a Tennessee corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

Exhibit 10.2

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment"), dated as of November 2, 2012, is entered into by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Dixie"), **CANDLEWICK YARNS, LLC**, an Alabama limited liability company ("Candlewick"), **FABRICA INTERNATIONAL, INC.**, a California corporation ("Fabrica"), **MASLAND CARPETS, LLC**, a Georgia limited liability company ("Masland"; together with Dixie, Candlewick and Fabrica, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), **THE PERSONS IDENTIFIED AS THE LENDERS ON THE SIGNATURE PAGES HERETO** (the "Lenders"), and **WELLS FARGO CAPITAL FINANCE, LLC**, a Delaware limited liability company, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, "Agent").

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement, dated as of September 13, 2011 (as amended, restated, supplemented, or otherwise modified prior to the date hereof, the "Existing Credit Agreement") among Borrowers, the Lenders, the Agent, and Wells Fargo Capital Finance, LLC, a Delaware limited liability company, as arranger and book runner, the Lenders have extended commitments to make certain credit facilities available to the Borrowers; and

WHEREAS, the Borrowers have requested that the Lenders and the Agent enter into this Amendment to make certain changes to the Existing Credit Agreement effective on (and subject to the occurrence of) the First Amendment Effective Date; and

WHEREAS, the Agent and the Lenders are willing to amend the Existing Credit Agreement as set forth below.

NOW, THEREFORE, in consideration of the agreements herein contained and other good and valuable consideration, the parties hereby agree as follows:

PART I

DEFINITIONS

SUBPART 1.1. Certain Definitions. Unless otherwise defined herein or the context otherwise requires, the following terms used in this Amendment, including its preamble and recitals, have the following meanings:

"Amended Credit Agreement" means the Existing Credit Agreement as amended hereby.

"First Amendment Effective Date" shall have the meaning set forth in Subpart 3.1.

SUBPART 1.2. Other Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including its preamble and recitals, have the meanings provided in the Amended Credit Agreement.

PART II

AMENDMENTS

SUBPART 2.1. Amendment to Section 8.7 (Events of Default). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Section 8.7 of the Existing Credit Agreement is amended by deleting Section 8.7 in its entirety and substituting the following in lieu thereof:

8.7   If there is a default in one or more agreements to which a Loan Party or any of its Subsidiaries is a party with one or more third Persons relative to either (a) the ColorMaster Indebtedness or (b) a Loan

Party's or any of its Subsidiaries' Indebtedness involving an aggregate amount of $3,000,000 or more, and, in each case, such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party's or its Subsidiary's obligations thereunder;

SUBPART 2.2. Amendment to Schedule 1.1 (Definitions). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Schedule 1.1 of the Existing Credit Agreement is amended by amending and restating the defined terms "EBITDA", "Net Income", and "Permitted Purchase Money Indebtedness" as follows:

"EBITDA" means, with respect to any fiscal period, the Net Income of Borrowers and their Subsidiaries plus Interest Expense, income taxes, and depreciation and amortization for such period, in each case as Net Income and such other items are determined on a consolidated basis in accordance with GAAP; provided, that, (a) in the case of the calculation of EBITDA for any fiscal period that includes one or more fiscal months ended prior to the date of the Agreement, EBITDA for such fiscal month(s) ended prior to the date of the Agreement shall be as listed on Schedule E-1, (b) for the purposes of calculating EBITDA for any period of 12 consecutive fiscal months (each, a "Reference Period"), if at any time during such Reference Period (and after the Closing Date), Borrowers shall have made a Permitted Acquisition, EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto (including pro forma adjustments arising out of events which are directly attributable to such Permitted Acquisition, are factually supportable, and are expected to have a continuing impact, in each case to be mutually and reasonably agreed upon by Borrowers and Agent) or in such other manner acceptable to Agent as if any such Permitted Acquisition or adjustment occurred on the first day of such Reference Period, and (c) in the case of the calculation of EBITDA for any Reference Period that includes one or more of the first eighteen fiscal months ended immediately after the First Amendment Effective Date, EBITDA for such Reference Period shall be increased by up to $2,000,000 of Permitted Restructuring and Startup Costs actually incurred related to the ColorMaster Purchase during such Reference Period. For purposes of this paragraph, "Permitted Restructuring and Startup Costs" means expenses involving the termination of associates as a result of the effects of the ColorMaster Purchase at any of Borrowers' facilities, the excess cost as measured by the Borrowers' departmental variance analysis for all of Borrowers' dyeing and finishing operations, including the acquired ColorMaster dye house, outside processing costs required as a result of the integration of the ColorMaster dye house into Borrowers' facilities, excess freight costs or savings thereof, costs associated with termination of utilities or energy supplies at any of Borrowers' facilities as a result such integration of the ColorMaster dye house, and any other of such expenses so approved by the Lenders in their sole discretion.

"Net Income" means, with respect to any fiscal period, the net earnings (or loss) for such fiscal period of Borrowers and their Subsidiaries, as adjusted to reflect the add-back of the change in the LIFO reserve over the prior period, but excluding: (a) facility consolidation charges for periods prior to the Closing Date; (b) other non-cash charges (including, in the case of any fiscal period that includes one or more fiscal months ended prior to the First Amendment Effective Date, up to $2,000,000 of non-cash impairment charges for the Atmore facility for such period); (c) any pre-tax gain or loss arising from the sale or write-down of capital assets; (d) any pre-tax gain or loss arising from any write-up or write-down of assets or any write-down of goodwill during such period; (e) pre-tax earnings of any Subsidiary accrued prior to the date it became a Subsidiary; (f) non-cash pre-tax earnings or losses of any Person, substantially all the assets of which have been acquired in any manner by any Borrower, realized by such Person prior to the date of such acquisition; (g) net pre-tax earnings of any entity (other than a Subsidiary of a Borrower) in which any Borrower has an ownership interest unless such net pre-tax earnings have actually been received by a Borrower in the form of cash distributions; (h) any portion of the net pre-tax earnings of any Subsidiary which for any reason is unavailable for payment of distributions to a Borrower; (i) the pre-tax earnings of any Person to which any assets of a Borrower shall have been sold, transferred or disposed of, or into which a Borrower shall have merged, or been a party to any consolidation or other form of reorganization, prior to the date of such transaction; (j) any pre-tax gain arising from the acquisition of any Stock of any Borrower; and (k) any pre-tax gain or loss arising from extraordinary or non-recurring items or as otherwise agreed to by Agent as non-recurring, in each case as net earnings (or loss), the change in the LIFO reserve, and all such exclusions are determined on a consolidated basis in accordance with GAAP.

"Permitted Purchase Money Indebtedness" means, as of any date of determination, (a) the ColorMaster Indebtedness, and (b) Purchase Money Indebtedness incurred after the Closing Date in an aggregate principal amount outstanding at any one time not in excess of $20,000,000.

SUBPART 2.3. Amendment to Schedule 1.1 (Definitions). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Schedule 1.1 of the Existing Credit Agreement is amended by deleting clause (c) of the definition of "Eligible M&E" and substituting the following in lieu thereof:

(c) it is (i) located at the ColorMaster dye house in Calhoun, Georgia (it being understood that this clause (i) shall no longer apply after the payment and satisfaction of the ColorMaster Indebtedness and the release of all Liens granted to Lineage PCR, Inc. with respect to the ColorMaster dye house), or (ii) not located at one of the locations in the continental United States set forth on Schedule 4.30;

SUBPART 2.4. Amendment to Schedule 1.1 (Definitions). Effective on (and subject to the occurrence of) the First Amendment Effective Date, Schedule 1.1 of the Existing Credit Agreement is amended by inserting the defined terms "ColorMaster Indebtedness," "ColorMaster Purchase", and "First Amendment Effective Date" in proper alphabetical order as follows:

"ColorMaster Indebtedness" means Indebtedness incurred by one or more Borrowers that is owing to Lineage PCR, Inc. in connection with the ColorMaster Purchase; provided, that, the principal amount of such Indebtedness shall be in an amount equal to the lesser of (a) the actual purchase price paid by one or more Borrowers to Lineage PCR, Inc. with respect to the ColorMaster Purchase, or (b) $5,500,000.

"ColorMaster Purchase" means the purchase by one or more Borrowers of the ColorMaster dye house located in Calhoun, Georgia, to be purchased on or about the First Amendment Effective Date.

"First Amendment Effective Date" means November 2, 2012.

SUBPART 2.5. ColorMaster Dye House; Seller Intercreditor Agreement. In connection with one or more Borrowers purchase of the ColorMaster dye house located in Calhoun, Georgia and related Equipment from Lineage PCR, Inc. (the "Seller") on or about the First Amendment Effective Date (the "ColorMaster Dye House Assets"), (a) Lenders acknowledge that Agent is entering into an intercreditor agreement with the Seller in substantially the form presented by Agent to Lenders prior to the date hereof (the "Seller Intercreditor Agreement"), (b) Lenders consent to the terms of the Seller Intercreditor Agreement, including, without limitation, Agent's agreement contained therein that it shall not have or take a Lien on any of the ColorMaster Dye House Assets until the payment and satisfaction of the ColorMaster Indebtedness, (c) Agent and Lenders agree that, notwithstanding any contrary terms set forth in the Amended Credit Agreement or any other Loan Document, the ColorMaster Dye House Assets shall not be subject to Agent's Liens until the payment and satisfaction of the ColorMaster Indebtedness, (d) Borrowers agree that they shall notify Agent in writing of the payment and satisfaction of the ColorMaster Indebtedness within 5 Business Days after the payment and satisfaction thereof, (e) Borrowers agree that all of the ColorMaster Dye House Assets shall automatically become subject to Agent's Liens upon the payment and satisfaction of the ColorMaster Indebtedness, regardless of whether Borrowers have provided Agent notice of such payment and satisfaction, and (f) Borrowers agree that, following the payment and satisfaction of the ColorMaster Indebtedness, they shall comply with all of the provisions of Section 5.12 of the Amended Credit Agreement with respect to the ColorMaster Dye House Assets within 10 days after Agent's request therefor.

PART III

CONDITIONS TO EFFECTIVENESS OF PART II

SUBPART 3.1. First Amendment Effective Date. Part II of this Amendment shall be and become effective as of the date hereof (the "First Amendment Effective Date"), subject to the conditions set forth in this Part III having been satisfied (it being understood and agreed that this Amendment may be executed and delivered in escrow pending release upon satisfaction of such conditions).

SUBPART 3.2. <u>Execution of Revolver Amendment</u>. The Agent shall have received fully executed counterparts of this Amendment.

SUBPART 3.3. <u>Execution of Term Loan Amendment</u>. The Agent shall have received fully executed counterparts of an amendment to the credit agreement governing the Susan Street Term Loan, in the form attached hereto as <u>Exhibit A</u>.

SUBPART 3.4. <u>ColorMaster Purchase</u>. Borrowers shall consummate the ColorMaster Purchase simultaneous with the effectiveness of this Amendment.

SUBPART 3.5. <u>Seller Intercreditor Agreement</u>. The Agent shall have received fully executed counterparts of the Seller Intercreditor Agreement.

SUBPART 3.6. <u>Amendment Fee</u>. The Agent shall have received an amendment fee in the amount of $25,000 to be apportioned on a pro-rata basis among the Lenders according to each Lender's Commitment, which Borrowers hereby authorize Agent to charge to the Loan Account.


PART IV

MISCELLANEOUS


SUBPART 4.1. <u>No Additional Obligations</u>. The Borrowers acknowledge and agree that the execution, delivery and performance of this Amendment shall not create (nor shall the Borrowers rely upon the existence of or claim or assert that there exists) any obligation of any of the Agent or Lenders to consider or agree to any other amendment of or waiver or consent with respect to the Amended Credit Agreement or any other instrument or agreement to which the Agent or any Lender is a party (collectively, an "<u>Additional Amendment</u>" or "<u>Consent</u>"), and in the event that the Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Amendment nor any other conduct of the Agent or the Lenders related hereto, shall be of any force or effect on the Lenders' consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.

SUBPART 4.2. <u>Acknowledgments and Stipulations</u>. In order to induce Agent and Lenders to enter into this Amendment, each Borrower acknowledges, stipulates and agrees that (a) the Loan Documents executed by each Borrower are legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors' rights generally; (b) the Liens granted by each Borrower to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (c) each of the recitals contained at the beginning of this Amendment is true and correct; and (d) prior to executing this Amendment, each Borrower consulted with and had the benefit of advice of legal counsel of their own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Amendment or any provision hereof.

SUBPART 4.3. <u>Cross-References</u>. References in this Amendment to any Part or Subpart are, unless otherwise specified, to such Part or Subpart of this Amendment.

SUBPART 4.4. <u>References in Other Credit Documents</u>. At such time as this Amendment shall become effective pursuant to the terms of <u>Subpart 3.1</u>, all references in the Existing Credit Agreement (including without limitation the Schedules thereto) to the "Agreement", and all references in the other Loan Documents to the "Credit Agreement", shall be deemed to refer to the Amended Credit Agreement.

SUBPART 4.5. <u>Representations and Warranties of the Borrowers</u>. Each Borrower hereby represents and warrants that on the First Amendment Effective Date and after giving effect to the amendments and waivers contained herein: (a) the representations and warranties contained in Section 4 of the Amended Credit Agreement shall be correct in all material respects on and as of such date as though made on and as of such date, (b) no Default or Event of Default exists under the Amended Credit Agreement on and as of such date, and (c) the ColorMaster Purchase is not an "Investment" as defined in the Amended Credit Agreement. Without limitation of the preceding sentence, each Borrower hereby expressly re-affirms the validity, effectiveness and enforceability of each Loan Document to which it is a party (in each case, as the same may be modified by the terms of this Amendment). Based on the representation in clause (c) of this Subpart 4.5, the Agent acknowledges that the ColorMaster Purchase is not subject to the restrictions set forth in Section 6.11 of the Amended Credit Agreement concerning Permitted Investments.

SUBPART 4.6.   Counterparts. This Amendment may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. THIS AMENDMENT SUPPLEMENTS, AND FORMS A PART OF, THE EXISTING CREDIT AGREEMENT, BUT (FOR THE AVOIDANCE OF DOUBT) THE PARTIES HERETO IN ANY EVENT SPECIFICALLY AGREE (WITHOUT LIMITATION OF THE FIRST PART OF THIS SENTENCE) THAT THE PROVISIONS OF SECTION 12 OF THE EXISTING CREDIT AGREEMENT APPLY TO THIS AMENDMENT, MUTATIS MUTANDIS.

SUBPART 4.7. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signatures on Next Page]

Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:

THE DIXIE GROUP, INC.,
a Tennessee corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: VP & CFO

CANDLEWICK YARNS, LLC.
an Alabama limited liability company

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

FABRICA INTERNATIONAL, INC.,
a California corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

MASLAND CARPETS, LLC,
a Georgia limited liability company

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

AGENT AND LENDERS:

WELLS FARGO CAPITAL FINANCE, LLC,
a Delaware limited liability company, as Agent and as a Lender

By: /s/ Gary Forlenza
Name: Gary Forlenza
Title: VP

BANK OF AMERICA, N.A.,
a national banking association, as a Lender

By: /s/ Robert B. H. Moore
Name: Robert B. H. Moore
Title: Senior Vice President

GUARANTOR'S ACKNOWLEDGEMENT

The undersigned, a guarantor of the "Obligations" of **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Dixie"), **CANDLEWICK YARNS, LLC**, an Alabama limited liability company ("Candlewick"), **FABRICA INTERNATIONAL, INC.**, a California corporation ("Fabrica"), **MASLAND CARPETS, LLC**, a Georgia limited liability company ("Masland"; together with Dixie, Candlewick and Fabrica, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), under and as defined in that certain Credit Agreement dated as of September 13, 2011 (as amended, restated, supplemented, or otherwise modified prior to the date hereof, the "Credit Agreement") among the Borrowers, the lenders party thereto (the "Lenders"), **WELLS FARGO CAPITAL FINANCE, LLC**, a Delaware limited liability company, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Agent"), and **WELLS FARGO CAPITAL FINANCE, LLC**, a Delaware limited liability company, as arranger and book runner, hereby (a) acknowledges receipt of the foregoing First Amendment Credit Agreement (the "Amendment"); (b) consents to the terms and execution thereof; (c) reaffirms its obligations pursuant to the terms of that certain Guaranty Agreement dated as of September 13, 2011 executed by the undersigned in favor of the Agent and Lenders (the "Guaranty"); and (d) acknowledges that the Agent and the Lenders may amend, restate, extend, renew or otherwise modify the Credit Agreement and any indebtedness or agreement of the Borrowers, or enter into any agreement or extend additional or other credit accommodations to the Borrowers, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty for the Borrowers' present and future Obligations. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

C-KNIT APPAREL, INC.,
a Tennessee corporation

By: /s/ Jon A. Faulkner
Name: Jon A. Faulkner
Title: President

Exhibit 10.3

INTERCREDITOR AGREEMENT

This Intercreditor Agreement (this "Agreement") is entered this 2nd day of November, 2012, by and among **WELLS FARGO CAPITAL FINANCE, LLC**, as agent for a syndicate of lenders ("Revolving Agent"), and **WELLS FARGO BANK, N.A.** ("Term Agent"; together with Revolving Agent, the "Agents"), relative to credit facilities now or hereafter extended to **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Dixie"), **CANDLEWICK YARNS, LLC**, an Alabama limited liability company ("Candlewick"), **FABRICA INTERNATIONAL, INC.**, a California corporation ("Fabrica"), **MASLAND CARPETS, LLC**, a Georgia limited liability company ("Masland"; together with Dixie, Candlewick and Fabrica, are referred to hereinafter each individually as a "Borrower", and individually and collectively, jointly and severally, as the "Borrowers"), and **LINEAGE PCR, INC.**, a Delaware corporation (the "Seller").

WITNESSETH:

WHEREAS, Agents and the syndicate of lenders represented by them have extended certain credit facilities (the "Agent Loans") to Borrowers, which are secured by substantially all assets of Borrowers; and

WHEREAS, Seller has agreed to sell to Masland certain real property and equipment located in Calhoun, Georgia, as more particularly described below, and to finance such purchase with a $5,500,000.00 loan (the "Seller Loan"), secured by all real property, improvements and fixtures now or hereafter located on the Seller Real Property (as such term is defined below), and additionally, all personal property purchased by Masland pursuant to such sale; and

WHEREAS, Seller and Agents desire to confirm their respective rights in the collateral securing the Seller Loan and the Agent Loans;

NOW THEREFORE, as inducement for Seller to a) extend the Seller Loan to Masland and b) consent to the lien of Agents with respect to certain personal property of Masland, and as an inducement for Agents to consent to the priority lien of Seller in the property securing the Seller Loan, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Seller Collateral. Masland has conveyed to Seller a first priority security deed interest in and to certain real property commonly known as 200 Fair Street, Calhoun, Georgia, including all premises, buildings, improvements, and fixtures located therein or thereon (collectively, the "Seller Real Property"), and a first priority security interest in all personal property and equipment located on or in the Seller Real Property that has been purchased by Masland from Seller pursuant to the terms of that certain Asset Purchase Agreement (the "APA") dated as of November 2, 2012 by and between Seller and Masland (collectively, the "Seller Equipment"), all as more particularly described in that certain Deed to Secure Debt, Assignment of Rents and Security Agreement executed by Masland in favor of Seller on or about the same date hereof (the "Instrument"), a true, correct and complete copy of which is attached hereto as "**Exhibit A**". The Instrument is in full force and effect and, to the knowledge of Seller, no Borrower or other applicable grantor or mortgagor thereunder is in default of any provision of the Instrument.

2. Acknowledgments of Relative Lien Priorities.

   (a)   The Agents hereby acknowledge and consent to the first priority deed to secure debt conveyance by Masland to Seller with respect to the Seller Real Property. The Agents acknowledge and consent to the recording by the Seller of the Instrument.

   (b)   The Agents hereby acknowledge and consent to the first priority lien of the Seller with respect to the Seller Equipment. The Agents consent to the filing by the Seller of such financing statements and other documents as the Seller deems necessary or advisable to create, perfect, or better perfect the Seller's liens on the Seller Equipment.

(c)   The Seller hereby acknowledges and consents to (i) the first priority lien of Revolving Agent on all inventory and other personal property owned by any Borrower and located on the Seller Real Property, *excluding* all Seller Equipment, the Mini-Kuster (as such term is defined below) and all Seller Consigned Inventory (as such term is defined below) (all such non-excluded inventory and personal property, collectively, the "Calhoun Personal Property Collateral"), and (ii) the second priority lien of Term Agent on such Calhoun Personal Property Collateral. The Seller consents to the filing by the Revolving Agent and the Term Agent of such financing statements and other documents as such Agent deems necessary or advisable to create, perfect, or better perfect such Agent's liens on the Calhoun Personal Property Collateral. As used herein: (x) the "Mini-Kuster" shall mean that certain Mini-Kuster sample dye range equipment leased by Seller to Borrower pursuant to that certain Equipment Lease dated the date of the APA; and (y) "Seller Consigned Inventory" shall mean all inventory owned by Seller or its affiliates that is present at the Seller Real Property as of the date hereof, and all future inventory owned by Seller or its affiliates that is delivered by Seller or its affiliates to a Borrower at the Seller Real Property, in each case for processing or storage by a Borrower on behalf of Seller or its affiliates. For the avoidance of doubt, the parties acknowledge that Seller or its affiliates shall retain title to the Mini-Kuster and Seller Consigned Inventory, and any filing of financing statements with respect to the Mini-Kuster and Seller Consigned Inventory is intended to provide notice of Seller's (or its affiliates') retained title therein.

3.   Disclaimer.

(a)   The Seller does not own or hold, and hereby releases and disclaims, any title, security interest, lien, claim or other interest in any of each Borrower's accounts, chattel paper, commercial tort claims, deposit accounts, documents, equipment (other than the Seller Equipment and the Mini-Kuster), general intangibles, instruments, inventory (other than Seller Consigned Inventory), investment property, letter-of-credit rights, letters of credit and money (together with the Calhoun Personal Property Collateral, hereinafter referred to as "Personal Property Collateral"). Notwithstanding the above, the term "Personal Property Collateral" as used herein *shall not include* any interest in the proceeds of any portion of the Property (as that term in defined in the Instrument), including proceeds received with respect to insurance, condemnation or any sale of any portion of the Property, whether such proceeds are held by Borrower or by either Agent, respectively.

(b)   Each of Term Agent and Revolving Agent acknowledges that it does not own or hold, and agrees that it will not take or receive, any title, security interest, lien, claim or other interest in the Seller Real Property, the Seller Equipment, the Seller Consigned Inventory or the Mini-Kuster or any other portion thereof, including the proceeds derived therefrom. Nothing contained herein shall limit in any manner (i) the Agents' rights under Section 6 of this Agreement, or (ii) the Agents' rights to take and receive any title, security interest, lien, claim or other interest in the Seller Real Property or the Seller Equipment or any other portion thereof, including the proceeds derived therefrom, upon Masland's full payment and satisfaction of the Debt (as such term is defined in the Instrument attached hereto as **Exhibit A**).

4.   Notices to Agents. The Seller shall promptly notify the Agents as provided herein of each of the following events:

(a)   Any legal action which the Seller may commence to foreclose any Borrower's interests in the Seller Real Property or the Seller Equipment, or to appoint a receiver for the Seller Real Property or the Seller Equipment; and

(b)   Any agreement or proposal for any Borrower to voluntarily convey to the Seller title to all or any portion of the Seller Real Property or the Seller Equipment.

All notices to the Agents shall be deemed given when received by Wells Fargo Capital Finance, LLC at 1100 Abernathy Road, Suite 1600, Atlanta, GA 30328 and by Wells Fargo Bank, N.A. at 3100 West End Avenue, Suite 530, Nashville, TN 37023.

     5.   <u>Notices to Seller</u>. Each Agent shall promptly notify Seller as provided herein of each of the following events:

     (a)   Any legal action which such Agent may commence to levy, sell or foreclose any Borrower's interests in the Calhoun Personal Property Collateral; and

     (b)   Any agreement or proposal for any Borrower to voluntarily convey to such Agent title to all or any portion of the Calhoun Personal Property Collateral.

All notices to Seller shall be deemed given when received by Lineage PCR, Inc., 920 Milliken Road M-620, Spartanburg, South Carolina 29303, Attn: Steve Williams.

     6.   <u>Agents' Right to Take Possession of Calhoun Personal Property Collateral</u>. Seller hereby grants each Agent the right, upon prior notice and with the reasonable supervision of Seller, to take and remain in non-exclusive possession of the Calhoun Personal Property Collateral at the Seller Real Property for purposes of holding, selling, storing, liquidating, realizing upon or otherwise disposing of the Calhoun Personal Property Collateral, and for related and incidental purposes, for up to ninety (90) days from and after the receipt by such Agent of any notice required under <u>Section 4</u> hereof or after Seller's receipt of any notice required under <u>Section 5</u> hereof. For the avoidance of doubt, neither Agent shall be permitted to operate the Calhoun Personal Property Collateral at the Seller Real Property except to the extent necessary to inspect or maintain the Calhoun Personal Property Collateral in connection with the sale or preparation for sale thereof. In the event either Agent exercises such right, the following shall apply:

     (a)   Seller and such Agent shall reasonably cooperate with each other in order to effectuate (i) Seller's rights with respect to the Seller Real Property, the Seller Equipment, the Seller Consigned Inventory and the Mini-Kuster, and (ii) such Agent's rights with respect to the Calhoun Personal Property Collateral, which cooperation shall include such Agent's agreement to use commercially reasonable efforts not to disrupt any dyeing activities with respect to Seller Consigned Inventory (it being understood that neither Agent shall be obligated to make funds available to any Borrower to enable it to conduct such activities) or any of Seller's activities for the purposes of holding, processing, manufacturing, selling, using, storing, liquidating, realizing upon or otherwise disposing of the Seller Real Property, the Seller Equipment, the Seller Consigned Inventory and/or the Mini-Kuster, and for related and incidental purposes.

     (b)   Such Agent shall promptly replace and repair any damage to the Seller Real Property, the Seller Equipment, the Seller Consigned Inventory and the Mini-Kuster caused by or related to such Agents' entry onto the Seller Real Property or exercise of any remedy with respect to the Calhoun Personal Property Collateral as set forth in this <u>Section 6</u>.

     (c)   Provided that Seller has taken possession of the Property and is conducting carpet dyeing operations at the Seller Real Property, at the request and expense of either Agent, Seller shall use its commercially reasonable efforts to dye-process inventory that constitutes Calhoun Personal Property Collateral located at the Seller Real Property at then-prevailing market rates.

     7.   <u>Miscellaneous</u>. This Agreement shall be governed by, and construed in accordance with, the substantive laws (other than conflict laws) of the State where the Seller Real Property is located. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. No failure on the part of any party to exercise, and no delay in exercising any right, power or remedy hereunder shall operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy. This Agreement expresses completely, exclusively and finally all the agreements, conditions and covenants of the Seller and Agents relative to their recognition of their respective rights in and to the

Seller Real Property, the Seller Equipment, the Seller Consigned Inventory, the Mini-Kuster and the Personal Property Collateral and does not need evidence (written or oral) of prior, contemporaneous or subsequent statements or representations (express or implied) to reflect the intentions of the parties. This Agreement may not be supplemented or modified except in writing.   This Agreement does not imply a commitment to lend and shall be binding as long as any Agent holds any title, security interest or lien in any of the Personal Property Collateral, or Seller holds any title, security interest or lien in any of the Seller Real Property or the Seller Equipment or any debt secured thereby is subject to being set aside, recovered, rescinded or required to be returned for any reason. Each Agent hereby acknowledges that neither Agent, respectively, shall have any interest whatsoever in the Seller Consigned Inventory or the Mini-Kuster so long as such items are owned by the Seller. **THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS DISCLAIMER AND CONSENT**.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the below parties as of this 2nd day of November 2012.

LINEAGE PCR, INC., as Seller

By: /s/ Joseph M. Salley
_____
Name: Joseph M. Salley
Title: President

WELLS FARGO CAPITAL FINANCE, LLC,
as Revolving Agent

By: /s/ Gary Forlenza
_____
Name: Gary Forlenza
Title: VP

WELLS FARGO BANK, N.A., as Term Agent

By: /s/ Bryan Hulker
_____
Name: Bryan Hulker
Title: SVP